UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

23F, China Development Bank Tower
Address of Principal Executive Office (Street and Number)

No. 2, Gaoxin 1st Road, Xi'an, China 710075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Crystal Lee	011-86-29	81878277
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1

Future FinTech Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2018	By:	/s/ Yongke Xue
Yongke Xue
	Title:	Chief Executive Officer

Anticipated Changes

We anticipate that we will report the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue. Sales for the three months ended March 31, 2018 were $0.56 million, a decrease of $2.4 million, when compared to sales for the same period of the prior year. As a percentage, sales decreased by 81% for the three months ended March 31, 2018, when compared to total net sales for the same period of the prior year.

Sales from apple-related products decreased for the three months ended March 31, 2018, as the Company sold approximately 18.70 tons of concentrated apple juice versus 1,160 tons of concentrated apple juice in the same period of 2017.

Sales from concentrated kiwifruit juice and kiwifruit puree decreased by 95% during the first quarter of 2018 as we sold 19.73 tons and 60.42 tons of kiwifruit juice and kiwifruit puree during the first quarter of 2018 and 2017, primarily as a result of the decreased amount of products sold in the first quarter of 2018 as compared to same period of 2017 as a result of a decrease in customers’ demand.

Sales of concentrated pear juice decreased by 43% in the first quarter of 2018 as we sold 18.45 tons and 1,160 tons of concentrated pear juice during the first quarter of 2018 and 2017, respectively. The decrease of revenue generated from concentrated pear juice was mainly because of a decrease in the amount of products sold due to a decrease in customer demand.

Sales from our fruit juice beverages decreased by 60% for the first quarter of 2018. The decline in revenues during the first quarter of 2018 was primarily due to a decrease in the in-store demand of our products as a result of heavy competition in the Chinese market as consumers increased their fruit juice beverage purchases through on-line home delivery of groceries instead of through the traditional in-store supermarkets in which we sell our products.

Sales from our other products were $61,000 and $0 in the first quarters of 2018 and 2017, respectively. The amount of sales of other products is expected to be unstable and is generally not indicative of our future sales of other products.

Gross Profit. The consolidated gross loss for the three months ended March 31, 2018, was $0.07 million, a decrease of $0.47 million, from net profit of $0.54 million for the same period of 2017, primarily due to a decrease of profit margin for all our segments, except other business.

2

The gross profit margin of concentrated apple juice segment for the first quarters of 2018 and 2017 were 11% and 3%, respectively. We did not have any inventory of concentrated apple juice during the first quarters of 2018 and 2017 and we had to purchase concentrated apple juice to satisfy our customers’ demand, which caused a lower margin. The increase in gross margin in the first quarter of 2018 was mainly due to an increase in sales price to our customers.

 The gross profit margin of the concentrated kiwifruit juice and kiwifruit puree segment was 9% and 23% for the first quarters of 2018 and 2017, respectively, primarily due to a decrease in production during the first quarter of 2018, which resulted in a higher ratio of fixed expenses to the unit cost of our products.

The gross profit margin of the concentrated pear juice segment decreased to 6% for the first quarter of 2018, from 14% for the same period of 2017, primarily due to the higher costs of fixed cost allocation, primarily due to a decrease in production during the first quarter of 2018, which resulted in a higher ratio of fixed expenses to the unit cost of our products.

The gross profit margin of our fruit juice beverages segment decreased to 9% for the first quarter of 2018 from 20% for the same period of 2017. The decrease of gross margin of fruit juice beverages was primarily due to a decrease in production which resulted in a higher ratio of fixed expenses to the unit cost of our products.

Other Income (Expense), Net. Other expenses, net was $452,598 for the three months ended March 31, 2018, an increase of $594,989, as compared to other income of $142,391 for the three months ended March 31, 2017, primarily due to an increase in interest expenses and other expenses.

Interest expense increased to $445,594 representing an increase of $414,798 during the three-month period ended March 31, 2018, as compared to interest expense of $30,796 the same period of 2017. The increase was primarily due to penalty of interest charged by the banks during the first quarter of 2018 for the default loans that the Company has not repaid on time.

3